                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                SCHEDULE 14D-9
                    Solicitation/Recommendation Statement
                     Pursuant to Section 14(d)(4) of the
                       Securities Exchange Act of 1934
                          SPRINGHILL LAKE INVESTORS
                             LIMITED PARTNERSHIP
                          (Name of Subject Company)
                SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP
                     (Name of Person(s) Filing Statement)
                    UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)
                                     NONE
                    (CUSIP Number of Class of Securities)
                          RICHARD J. MCCREADY, ESQ.
                SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP
                     C/O THREE WINTHROP PROPERTIES, INC.
                           ONE INTERNATIONAL PLACE
                         BOSTON, MASSACHUSETTS 02110
                                (617) 330-8600
                (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON(S) FILING STATEMENT)

ITEM 1. SECURITY AND SUBJECT COMPANY.

   The title of the class of equity securities to which this statement relates is units ("Units") of limited partnership interests ("L.P. Interests") in Springhill Lake Investors Limited Partnership. The name of the subject company is Springhill Lake Investors Limited Partnership, a Maryland limited partnership (the "Partnership"), which has its principal executive offices at c/o Three Winthrop Properties, Inc., One International Place, Boston, Massachusetts 02110.

ITEM 2. TENDER OFFER OF THE BIDDER.

   This statement relates to the tender offer by Aquarius Acquisition, L.P., a Delaware limited partnership (the "Purchaser"), to purchase outstanding L.P. Interests in the Partnership for consideration per Unit of $36,000 in cash (including, in certain circumstances, the proceeds of a non-recourse secured loan from the Purchaser), upon the terms and subject to the conditions set forth in the Offer to Purchase (including the annexes thereto, the "Offer to Purchase") dated February 1, 1995, and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is being made pursuant to a tender offer statement on Schedule 14D-1 dated February 1, 1995. The address of the principal executive offices of the Purchaser is c/o Winthrop Financial Associates, One International Place, Boston, Massachusetts 02110.

ITEM 3. IDENTITY AND BACKGROUND.

   (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

   (b) Three Winthrop Properties, Inc. ("Three Winthrop") is the Managing General Partner of the Partnership, the subject company. Three Winthrop is indirectly controlled by Nomura Asset Capital Corporation, a Delaware corporation, which is also the controlling person of the general partner of the Purchaser. The material contained in Item 11 of the Partnership's Annual Report on Form 10-K for the year ended December 31, 1993 and in Note 9 of Notes to Financial Statements of the Partnerships for the year ended December 31, 1993, which was included in the Annual Report on Form 10-K for 1993, and which describes the fees and other compensation paid the Partnership and its operating partnerships to Three Winthrop and its affiliates, is incorporated herein by reference. The information set forth in "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," and "THE OFFER--Certain Information Concerning the Purchaser" and "--Interests of Certain Persons and Certain Transactions" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

   (a) and (b) Because of the conflict of interest inherent in the fact that Three Winthrop is, as described above, an affiliate of the Purchaser, the Partnership is making no recommendation and is remaining neutral as to whether Limited Partners should tender their Units pursuant to the Offer to Purchase.

   Subject to the terms of the Offer, Three Winthrop has determined to honor any request of a Limited Partner to transfer any or all of its interest in the Partnership to the Purchaser and to accept the Purchaser as a substitute limited partner as to any such interests.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   Neither the Partnership nor any person acting on its behalf has or currently intends to employ, retain or compensate any person or class of persons to make solicitations or recommendations to Limited Partners on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

   (a) Neither the Partnership nor any executive officer, director, affiliate or subsidiary owns any Units.

   (b) As of January 31, 1995, five limited partners of Linnaeus--Lexington Associates Limited Partnership, one of the general partners of the Partnership, who are no longer employed by Three Winthrop or its affiliates, beneficially own Units. One person owns a one-half Unit and the other four own one Unit each (less than 1%).

   Three Winthrop has no knowledge of the intentions of the five owners of Units described in (a) above.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

   (a) The Partnership has received a proposal from Greenbelt Residential Limited Partnership, a Delaware limited partnership ("Greenbelt"), to purchase all of its partnership interest in the operating partnerships which own Springhill Lake Apartments. The communications between Greenbelt and its affiliates and associates and the Partnership to date are described in "SPECIAL FACTORS--Background of the Offer," which is incorporated herein by reference. The Greenbelt Consent Solicitation Statement dated January 19, 1995 is attached hereto as Exhibit (c)(3) and incorporated herein by reference.

   (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

   None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   The following documents are filed herewith:

EXHIBIT
 NO.
DOCUMENT

(a)
Letters to Limited Partners from the Partnership dated December 19, 1994, January 24, 1995 and February 1, 1995.

(b)
Not applicable.

(c)(1)
Aquarius Acquisition, L.P. Offer to Purchase dated February 1, 1995.

(c)(2)
Springhill Lake Investors Limited Partnership Annual Report on Form 10-K for the fiscal year ended December 31, 1993, which is attached as Annex I to the Offer to Purchase included in Exhibit (c)(1).

(c)(3)
Greenbelt Residential Limited Partnership Consent Solicitation Statement dated January 19, 1995 and related solicitation materials.

                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SPRINGHILL LAKE INVESTORS LIMITED
PARTNERSHIP

By: Three Winthrop Properties, Inc.
 Managing General Partner

By: /s/ Philip J. Brannigan, Jr.

Name: Philip J. Brannigan, Jr.
Title:  Vice President

Date:  February 1, 1995

                                EXHIBIT INDEX

                                                                                          PAGE
   EXHIBIT                                  DESCRIPTION                                  NUMBER
- -----------  -----------------------------------------------------------------------  ----------
(a)          Letters to Limited Partners from the Partnership dated December 19,
             1994, January 24, 1995 and February 1, 1995.
(b)          Not applicable.
(c)(1)       Aquarius Acquisition, L.P. Offer to Purchase dated February 1, 1995.
(c)(2)       Springhill Lake Investors Limited Partnership Annual Report on Form
             10-K for the fiscal year ended December 31, 1993, which is attached as
             Annex I to the Offer to Purchase included as Exhibit(c)(1).
(c)(3)       Greenbelt Residential Limited Partnership Consent Solicitation
             Statement dated January 19, 1995 and related solicitation materials.